

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

August 13, 2008

Mr. Patrick T. Mulva
Vice President and Controller
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039

>   **Re: Exxon Mobil Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 28, 2008**
>   **File No. 1-02256**
>   **Response Letter Dated July 17, 2008**

Dear Mr. Mulva:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Oil and Gas Reserves, page 44

1.   We note your response to our prior comment. Please further clarify your accounting for the costs of injected materials relating to your tertiary recovery projects. Specifically, tell us if and how your accounting for the costs of injected materials changes as your tertiary recovery project moves from the development stage to the production stage.

2.   We note your response states that you treat the costs of injected materials as development costs relating to your tertiary recovery projects. Please tell us if your tertiary recovery projects have always been successful in determining proved tertiary reserves. In addition, tell us if your tertiary recovery initiatives ever represent exploration activities and how you account for tertiary project costs prior to the determination of proved tertiary reserves, where analogy to similar projects is unavailable.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director